SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Schedule TO-I/A
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)
________________

Engelhard Corporation
(Name of Subject Company (Issuer))

Engelhard Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights) (Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Kenneth W. Orce, Esq.		Richard D. Katcher, Esq.
W. Leslie Duffy, Esq.		Wachtell, Lipton, Rosen & Katz
Cahill Gordon & Reindel LLP		51 West 52nd Street
80 Pine Street		New York, New York 10019
New York, New York 10005		(212) 403-1000
(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,170,000,000.00	$125,190.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 26,000,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the tender offer price of $45.00 per share

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $125,190.00	Filing Party: Engelhard Corporation
	Form or Registration No.: Schedule TO	Date Filed: May 5, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2006, as amended by Amendments No. 1, 2 and 3 (as amended, the “Schedule TO”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”), relating to the offer by the Company to purchase up to 26,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), including the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, at a price of $45.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). The number of Shares to be purchased by Engelhard in the Offer includes Shares that may be tendered upon exercise of vested stock options (“Option Shares”) as described in Section 3 of the Offer to Purchase. As used in the Offer to Purchase, unless otherwise noted, the term “Shares” includes Option Shares. The Letter to Optionees and Notice of Instructions (Options) applicable to tenders of Option Shares described in Section 3 of the Offer to Purchase are also part of the terms of the Offer. This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e 4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, Letter to Optionees and Notice of Instructions (Options), previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(G), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      This Amendment to Schedule TO is being filed to terminate and withdraw the Company's Offer to purchase up to 26,000,000 Shares and the associated Rights at a price of $45.00 per Share in accordance with the conditions of the Schedule TO.

     On May 30, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BASF Aktiengesellschaft (“BASF”) and Iron Acquisition Corporation (“Merger Sub”). The Merger Agreement contains a limited set of representations and warranties relating to the Company and the transactions contemplated thereby, including corporate power and authority, non-contravention and receipt of all necessary consents, and also contains customary covenants relating to Engelhard’s conduct of business prior to the closing of BASF’s offer. In addition, the Merger Agreement provides fewer and more narrow conditions to closing than had been the case with BASF’s offer absent the Merger Agreement. Pursuant to the Merger Agreement, following the consummation of the BASF offer, Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of BASF. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (a)(5)(R) to this Amendment to Schedule TO and is incorporated herein by reference.

     The Company hereby terminates the Offer and will not accept for payment and will instruct the depositary for the Offer to return promptly the Shares and Rights tendered by the Company's shareholders pursuant to the Company’s Offer. A press release announcing the termination and withdrawal of the Company’s Offer is filed as Exhibit (a)(5)(Q) to this Amendment to Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase, dated May 5, 2006.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.*
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 5, 2006.*

(a)(1)(F)	Letter to Optionees, dated May 5, 2006.*
(a)(1)(G)	Notice of Instructions (Options), dated May 5, 2006.*
(a)(2)	Not applicable.*
(a)(3)	Not applicable.*
(a)(4)	Not applicable.*
(a)(5)(A)	Summary Advertisement, dated May 5, 2006.*
(a)(5)(B)	Letter from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, to stockholders of Engelhard Corporation, dated May 5, 2006.*
(a)(5)(C)	Press release, dated May 5, 2006.*
(a)(5)(D)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).*
(a)(5)(E)	Preliminary Proxy Statement, dated April 26, 2006 (incorporated by reference to Form 14A filed with the SEC on April 26, 2006).*
(a)(5)(F)	Press release, dated May 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 8, 2006).*
(a)(5)(G)	Preliminary Proxy Statement, dated May 8, 2006 (incorporated by reference to Form 14A filed with the SEC on May 8, 2006).*
(a)(5)(H)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (incorporated by reference to Form 10-Q filed with the SEC on May 9, 2006).*
(a)(5)(I)	Preliminary Proxy Statement, dated May 11, 2006 (incorporated by reference to Form 14A filed with the SEC on May 11, 2006).*
(a)(5)(J)	Proxy Statement, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May 12, 2006).*
(a)(5)(K)	Definitive additional soliciting material, dated May 12, 2006 (incorporated by reference to Form 14A filed with the SEC on May 12, 2006).*
(a)(5)(L)	Press release, dated May 15, 2006 (incorporated by reference to Form 14A filed with the SEC on May 15, 2006).*
(a)(5)(M)	Press release, dated May 17, 2006 (incorporated by reference to Form 14A filed with the SEC on May 17, 2006).*
(a)(5)(N)	Shareholder Presentation entitled “Ensuring Fair Value For Engelhard’s Shareholders” (incorporated by reference to Form 14A filed with the SEC on May 17, 2006).*
(a)(5)(O)	Press release, dated May 22, 2006 (incorporated by reference to Form 14A filed with the SEC on May 22, 2006).*
(a)(5)(P)	Press release, dated May 22, 2006 (incorporated by reference to Form 14A filed with the SEC on May 22, 2006).*
(a)(5)(Q)	Press release, dated May 30, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 30, 2006).
(a)(5)(R)	Agreement and Plan of Merger among BASF Aktiengesellschaft, Iron Acquisition Corporation and the
Company, dated May 30, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 30, 2006).
(b)(1)	Commitment Letter, dated as of April 25, 2006, by and among Engelhard Corporation, JPMorgan Chase
Bank, N.A., Merrill Lynch Bank USA, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner &
Smith (incorporated by reference to Amendment No. 20 to Schedule 14D-9 filed with the SEC on April 27, 2006).*
(c)	Not applicable.*
(d)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).*
(d)(2)(A)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).*
(d)(2)(B)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).*
(d)(2)(C)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).*
(d)(3)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).*
(d)(4)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).*

(d)(5)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).*
(d)(6)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).*
(d)(7)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(8)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(9)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985— conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(10)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987— conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(11)(A)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(11)(B)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).*
(d)(12)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986— conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(13)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(14)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(15)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(16)(A)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(16)(B)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).*
(d)(17)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(18)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995— conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(19)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(20)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(d)(21)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).*
(d)(22)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).*
(d)(23)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).*
(d)(24)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).*
(d)(25)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).*

(d)(26)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).*
(d)(27)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION

By:	/s/ Michael A. Sperduto

	Name:	Michael A. Sperduto
	Title:	Vice President and Chief Financial Officer

Dated: May 30, 2006